Ally Wholesale Enterprises LLC

Corporation Trust Center

1209 Orange Street

Wilmington, Delaware 19801

November 9, 2015

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Katherine Hsu
Kayla Florio

Re:	Ally Wholesale Enterprises LLC

Registration Statement on Form SF-3 Originally Filed August 14, 2015

Amendment No. 1 to Registration Statement Filed October 2, 2015

Amendment No. 2 to Registration Statement Filed October 30, 2015

File No. 333-206413

Dear Ladies and Gentlemen:

This letter is provided on behalf of Ally Wholesale Enterprises LLC (the “Company” or the “depositor”) in response to comments of the staff of the Securities and Exchange Commission conveyed to us by telephone in connection with the above-referenced submission and the filing of Amendment No. 3 to Form SF-3 Registration Statement with respect thereto (“Amendment No. 3”). For your reference, we have listed your comment and our corresponding response. Page references in our responses are to Amendment No. 3.

Dispute Resolution, page 67

1.	We believe that the part of your disclosure that states that “In the event that the asset representations reviewer determines that the representations and warranties related to a receivable have not failed, any repurchase request related to that receivable will be deemed to be resolved and that receivable may not be subject to a dispute resolution proceeding” is inconsistent with the shelf eligibility requirement. In particular, the rule permits investors to utilize the resolutions procedures for any repurchase request, regardless of whether investors direct a review of the assets. Please revise. Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 ABS Adopting Release.

Response: We have revised the disclosure on page 67 to delete the clause at the end of the sentence referenced above. We confirm that any investor will be entitled to refer a dispute related to any receivable to a dispute resolution proceeding.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact my counsel, Jeffrey S. O’Connor, P.C. of Kirkland & Ellis LLP, at (312) 862-2597.

Sincerely,

/s/ Ryan C. Farris
Ryan C. Farris
President, Ally Wholesale Enterprises LLC

cc:	Richard V. Kent, Ally Wholesale Enterprises LLC
Jeffrey S. O’Connor, P.C., Kirkland & Ellis LLP